Exhibit 4.16
DESCRIPTION OF SECURITIES
DESCRIPTION OF OUR COMMON STOCK
As of December 31, 2019, Caterpillar Inc. (the “Company,” “we,” “our,” or “us”) had common stock, par value $1.00 per share (the “Common Stock”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “CAT”.
The following description of the Common Stock is only a summary and is subject to, and is qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation (our “Charter”), our Amended and Restated Bylaws (our “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
Description of Common Stock
The total number of shares of Common Stock authorized by the Charter is 2,000,000,000. All issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive, subscriptive or conversion rights and are not liable for further calls or assessments. Subject to the prior right of any future series of preferred stock, holders of Common Stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available and to share ratably in the assets available for distribution upon liquidation. Each share of Common Stock is entitled to one vote at all meetings of stockholders. The holders of Common Stock are not entitled to cumulative voting rights in the election of directors.
Possible Anti-Takeover Provisions
Our Charter authorizes our board of directors to cause preferred stock to be issued in one or more series, without stockholder action. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, with par value of $1.00 per share, and can determine the number of shares of each series, as well as the rights, preferences and limitations of each series.  Shares of our authorized and unissued common stock and preferred stock could (within the limits imposed by applicable law and any applicable rules of the NYSE) be issued in one or more transactions or preferred stock could be issued with terms, provisions and rights which would make a takeover of the Company more difficult or more costly and, therefore, less likely. For example, the board of directors may issue such capital stock to a holder or holders who might thereby obtain sufficient voting power, either by voting with the common stock or separately as a class, to defeat or delay a proposed business combination which may be opposed by the board of directors, or to assure that any proposal to remove directors, or to alter, amend or repeal certain provisions in our Charter would not receive the required stockholder vote or any class vote which would be required to effect such changes. Any such issuance of additional stock could be effected by the board of directors acting alone without further stockholder approval.
Certain provisions of our Charter and Bylaws could make more difficult certain unsolicited or hostile attempts to take over the Company, as described below.
Our Charter and Bylaws provide that no action shall be taken by stockholders by written consent and that a special meeting of the stockholders may be called only by the Chairman of the board of directors, the chief executive officer, the secretary, or the board of directors pursuant to a resolution approved by a majority of the entire board of directors, or by stockholders representing in the aggregate not less than 25% of the total number of shares of stock entitled to vote.
Our Charter and Bylaws provide that vacancies on the board of directors shall be filled by the affirmative vote of a majority of the remaining directors then in office and not by the stockholders. Our Charter and Bylaws further provide certain advance notice requirements in connection with stockholder nominations for the election of directors and other matters to be properly brought before an annual or special meeting by a stockholder.
Section 203 (the “Anti‑Takeover Law”) of the DGCL prevents, subject to certain exceptions, certain Delaware corporations from engaging, under certain circumstances, in a “business combination” (which includes a merger or sale of more than 10% of the corporation’s assets) with any “interested stockholder” (a stockholder who owns 15% or more of the corporation’s outstanding voting stock) for three years following the date that such stockholder became an “interested stockholder.” A Delaware corporation may “opt out” of the Anti‑Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is covered by the Anti‑Takeover Law and has not “opted out” of its provisions.
In addition, our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL or the Company’s Charter or Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. Our Bylaws also provide that any person (including any entity) purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the exclusive forum provisions described above.

DESCRIPTION OF OUR DEBT SECURITIES
As of December 31, 2019, Caterpillar Inc. had three series of debt securities registered under Section 12 of the Exchange Act: our 9 3/8% Debentures due March 15, 2021 (the “2021 Debentures”), our 8% Debentures due February 15, 2023 (the “2023 Debentures”) and our 5.3% Debentures due September 15, 2035 (the “2035 Debentures” and, together with the 2021 Debentures and the 2023 Debentures, the “Debt Securities”).
The following summary of each series of our Debt Securities is subject to and qualified in its entirety by reference to the Indenture, dated as of May 1, 1987, between Caterpillar Inc. and The First National Bank of Chicago, as trustee, as supplemented by the First Supplemental Indenture, dated as of June 1, 1989, between Caterpillar Inc. and The First National Bank of Chicago, as trustee, as further supplemented by the Second Supplemental Indenture, dated as of May 15, 1992, between Caterpillar Inc. and Citibank, N.A. as Successor Trustee and as further supplemented by the Third Supplemental Indenture, dated as of December 16, 1996, between Caterpillar Inc. and Citibank, N.A. as Successor Trustee (as supplemented, the “Indenture”).
The 2021 Debentures
We issued $250,000,000 aggregate principal amount of 2021 Debentures on March 15, 1991. The 2021 Debentures were issued under the Indenture and pursuant to a Prospectus dated March 8, 1991 and a Prospectus Supplement dated March 14, 1991. The 2021 Debentures will mature on March 15, 2021. Interest on the 2021 Debentures accrues at a rate of 9 3/8% per year and is payable on March 15 and September 15 of each year and commenced on September 15, 1991.
The 2021 Debentures may not be redeemed prior to maturity.
The 2021 Debentures are traded on the NYSE under the symbol “CAT21.”
The 2023 Debentures
We issued $200,000,000 aggregate principal amount of 2023 Debentures on February 23, 1993. The 2023 Debentures were issued under the Indenture and pursuant to a Prospectus dated May 8, 1992 and a Prospectus Supplement dated February 16, 1993. The 2023 Debentures will mature on February 15, 2023. Interest on the 2023 Debentures accrues at a rate of 8% per year and is payable on February 15 and August 15 of each year and commenced on August 15, 1993.
The 2023 Debentures may not be redeemed prior to maturity.
The 2023 Debentures are traded on the NYSE under the symbol “CAT23.”
The 2035 Debentures
We issued $307,320,000 aggregate principal amount of 2035 Debentures on September 13, 2005. The 2035 Debentures were issued under the Indenture and pursuant to an Offer to Exchange dated August 10, 2005. The 2035 Debentures were limited to $500,000,000 aggregate principal amount. The 2035 Debentures will mature on September 15, 2035. Interest on the 2035

Debentures accrues at a rate of 5.3% per year and is payable on March 15 and September 15 of each year and commenced on March 15, 2006.
The 2035 Debentures may be redeemed in whole or in part at Caterpillar’s option at a redemption price equal to the greater of 100% of the principal amount of the 2035 Debentures to be redeemed or the sum of the present values of the remaining scheduled payments of the principal and interest on the 2035 Debentures to be redeemed, discounted to the date of redemption on a semi-annual basis at the applicable Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.
The 2035 Debentures are traded on the NYSE under the symbol “CAT35.”
General
The Indenture governs our obligations under the Debt Securities. The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Debt Securities are subject to all such terms. Defined terms used in this description but not defined in this summary have the meanings assigned to them in the Indenture.
We have issued a significant amount of other debt securities under the Indenture that has neither been registered pursuant to Section 12 of the Exchange Act nor listed on the NYSE. You should refer to our description of the amount of debt outstanding as disclosed on our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in other filings with the Securities and Exchange Commission.
The Debt Securities are unsubordinated and are not subject to any sinking fund provisions.
Certain Definitions

Consolidated Net Tangible Assets: means as of any particular time the aggregate amount of assets after deducting therefrom (a) all current liabilities (excluding any such liability that by its terms is extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles.

Important Property: means any manufacturing plant or other facility of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired (other than any facility hereafter acquired for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution), located in the United States of America, Canada or the Commonwealth of Puerto Rico and having a gross book value (without deduction for depreciation) as of the date of determination of such value in excess of 1% of Consolidated Net Tangible Assets as of such date, other than any such manufacturing plant or other facility that in the opinion of the board of directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as a whole.

Restricted Subsidiary: means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Unrestricted Subsidiary which, subsequent to May 1, 1987, is designated by the board of directors as a Restricted Subsidiary; provided, however, that as a result of such designation no covenant or agreement in the Indenture would be breached.

Secured Debt: means indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on (a) any Important Property of the Company or any Restricted Subsidiary or on (b) any shares of stock or indebtedness of any Restricted Subsidiary.

Subsidiary: means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

Unrestricted Subsidiary: means (a) any Subsidiary acquired or organized after May 1, 1987; provided, however, that such Subsidiary shall not be a successor, directly or indirectly, to any Restricted Subsidiary, and (b) any subsidiary whose principal business and assets are located outside the United States of America, its territories and possessions and Canada, and (c) any Subsidiary the principal business of which consists of financing or assisting in financing (i) the Company’s dealers or distributors or (ii) the acquisition or disposition of products of the Company or a Subsidiary, directly or indirectly, by dealers, distributors or other customers, and (d) any Subsidiary the principal business of which is owning, leasing, dealing in or developing real property, and (e) any Subsidiary substantially all the assets of which consist of stock or other securities of a Subsidiary or Subsidiaries of a character described in clauses (a) through (d) of this definition.

Value: means with respect to a Sale and Leaseback Transaction (as defined below), an amount equal to the greater of (a) the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction or (b) the fair value of the property at the time of entering into such Sale and Leaseback Transaction, as determined by our board of directors, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Restrictions on Secured Debt

The Indenture prohibits us and our Restricted Subsidiaries from creating Secured Debt (without securing the debt securities equally and ratably with Secured Debt), with the following exceptions:

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certain mortgages, pledges, liens, security interests or encumbrances to secure payment of all or part of the cost of acquisition, construction or improvement of our property or the property of a Restricted Subsidiary;

•	mortgages, pledges, liens, security interests or encumbrances on property acquired, whether or not assumed by us or a Restricted Subsidiary;

•	mortgages, pledges, liens, security interests or encumbrances on property, stock, or indebtedness of a Restricted Subsidiary at the time it becomes a Restricted Subsidiary;

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mortgages, pledges, liens, security interests or encumbrances on property of a corporation merged with us or a Restricted Subsidiary or at the time of a disposition of substantially all of the property of another corporation to us or a Restricted Subsidiary;

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mortgages, pledges, liens, security interests, or encumbrances on our property or the property of a Restricted Subsidiary in favor of a governmental entity pursuant to contract or statute or to secure certain indebtedness;

•	extensions, renewals or replacements of any mortgage, pledge, lien, security interest or encumbrance referred to above; or

•	any mortgage, pledge, lien, security interest, or encumbrance securing debt owed by us or a Restricted Subsidiary to us or a Restricted Subsidiary.

In addition to these exceptions, we or a Restricted Subsidiary may create, assume, or guarantee other Secured Debt without securing the debt securities if the total amount of Secured Debt outstanding and value of Sale and Leaseback Transactions at the time does not exceed 10% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions

The Indenture does not permit us or our Restricted Subsidiaries to sell or transfer (except to us or a Restricted Subsidiary) any Important Property we own with the intention of taking back a lease on the property, except for a lease not exceeding three years (a “Sale and Leaseback Transaction”), with the following exceptions:

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if we or a Restricted Subsidiary could incur Secured Debt equal to the amount received on a sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the Debt Securities; or

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if we or a Restricted Subsidiary apply an amount equal to the value of the property leased to the retirement, within 120 days after the effective date of the arrangement, of indebtedness for money borrowed by us or a Restricted Subsidiary recorded as funded debt as of the date of its creation and which, in the case of indebtedness of us, is not subordinated in right of payment to the prior payment of the Debt Securities. The amount applied to the retirement of that indebtedness shall be reduced by (i) the principal amount of any Debt Securities delivered within 120 days of the effective date of any such arrangement to the Trustee for retirement and cancellation, and (ii) the principal amount of the indebtedness, other than Debt Securities, retired by us or a Restricted Subsidiary within 120 days of the effective date of any such arrangement. No such retirement may be effected by payment at maturity or pursuant to a mandatory prepayment provision.

Restriction on Transfer of Important Property

Neither we nor a Restricted Subsidiary can transfer Important Property to an Unrestricted Subsidiary except in limited circumstances. The transfer can occur if we apply an amount equal to the fair value of the property at the time of transfer (as determined by our board of directors) to the retirement of indebtedness of us or a Restricted Subsidiary (other than such indebtedness owed to us or any Restricted Subsidiary) that is recorded as funded debt and is not subordinated in right of payment to the Debt Securities. The debt retirement must occur within 120 days of the transfer. No such retirement may be effected pursuant to a mandatory prepayment provision.

Events of Default

Unless we indicate otherwise in a prospectus supplement, the following events are defined in the Indenture as “Events of Default” regarding the Debt Securities of any series:

•	failure to pay interest on any Debt Securities when due, continued for 60 days;

•	failure to pay principal of or premium, if any, on any Debt Securities when due;

•	failure to deposit any sinking fund payment when due;

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failure to perform, breach or default of any other covenant or warranty in the Indenture for 60 days after we have received written notice of such failure, breach or default in accordance with the Indenture;

•	certain events in bankruptcy, insolvency or reorganization; and

•	any other Event of Default set forth in the applicable prospectus supplement.

Unless stated otherwise in a prospectus supplement, any Event of Default on a particular series of Debt Securities is not necessarily an Event of Default on another series of Debt Securities.

If an Event of Default occurs on outstanding Debt Securities of a particular series and continues, the Trustee or holders of at least 25% of that series’ Debt Securities may declare the principal amount of all Debt Securities in the series due and payable. Subject to any terms or conditions specified in the applicable prospectus supplement, if an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series will automatically become immediately due and payable. Under certain circumstances, holders of a majority of the Debt Securities in the series may rescind that declaration and its consequences.

The Trustee must within 90 days after a default occurs notify the holders of Debt Securities of that series of the default if we have not remedied it. The Trustee may withhold notice to the holders of any default (except with respect to the payment of principal or interest) under certain circumstances if it in good faith considers such withholding to be in the interest of holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification and other terms of the Indenture, the holders of a majority in principal amount of the Debt Securities of a series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such Debt Securities.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of Debt Securities may be changed. Certain changes require the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt of all series to be affected. However, the following changes may not be made without the consent of each holder of the Debt Securities:

•	changes to the stated maturity date of the principal or any interest installment;

reductions in the principal amount or rate of interest due or any premium payable;

•	changes to the places or currency of payment;

•	impairment of the right to institute suit for the enforcement of payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

•	reduction in the stated percentage of holders whose consent is necessary to modify the Indenture; or

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modifications to any of the requirements for consent of holders of the Debt Securities to enter into certain supplemental indentures, the requirements to waive compliance with certain provisions of the Indenture or the requirements for a waiver of certain defaults.

Consolidation, Merger, or Sale

We cannot consolidate or merge with any other person or convey, transfer or lease our properties and assets substantially as an entirety to any other person, unless:

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we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes, by supplemental indenture, the due and punctual payment of principal of (and premium, if any) and interest on the Debt Securities and the performance and observance of every covenant of the Indenture binding on us;

immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ours or a Subsidiary as a result of such transaction as having been incurred by us or such Subsidiary at the time of such transaction, we, that person or that successor corporation will not be in default under the Indenture; and

if, as a result of the transaction we become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Indenture, we or the successor corporation take steps necessary to secure the Debt Securities equally and ratably with all indebtedness secured thereby.

Other than as described above or in any prospectus supplement, there are no covenants or other provisions in the Indenture that would afford holders of our Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction. The merger covenant described above would only apply if the recapitalization transaction, change of control or highly leveraged transaction were structured to include our merger or consolidation or a sale, lease or conveyance of all or substantially all of our assets.

Defeasance

Under certain circumstances we may be discharged from our obligations on the Debt Securities of a series at any time before the stated maturity if we deposit with the Trustee money or certain equivalents sufficient to pay principal of and interest on the Debt Securities. One condition for such defeasance, among others as described in the Indenture, is that we must deliver to the Trustee an opinion of counsel that holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

Governing Law

The Indenture is, and any Debt Securities issued thereunder will be, governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The Company and its subsidiaries maintain ordinary banking relationships with U.S. Bank National Association and its affiliates and a number of other financial institutions. U.S. Bank National Association and its affiliates also serve as trustee with respect to certain other outstanding debt securities of the Company and its subsidiaries.